Exhibit 99.2

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	20 January 2014

FY14 HALF YEAR FINANCIAL RESULTS INVITATION

Sims Metal Management Limited will release its FY14 first half results to Australian Securities Exchange on the morning of Friday 14 February 2014. The results will be presented via Conference Call hosted by Galdino Claro, Group Chief Executive Officer, and Rob Larry, Group Chief Financial Officer.

FY14 First Half Results Briefing

FROM AUSTRALIA

Date: 14 February 2014

Time: 9:00 am (Eastern Standard Time)

FROM UNITED STATES

Date: 13 February 2014

Time: 4:00 pm (Central Standard Time) / 5:00 pm (Eastern Standard Time)

Live Q&A’s – via Conference Call

Questions will be taken at the conclusion by way of Conference Call—Dial in numbers for the Conference Call are as follows:

•	Australia – 1800 801 825

•	United States – 1855 298 3404

•	International – +61 2 8524 5042

•	Conference ID – 7511982

If you wish to participate via the Conference Call, you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.

Live and Archived Audio Webcast

The webcast of the call and the accompanying slide presentation will be available through our website http://www.simsmm.com.